Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

APX ACQUISITION CORP. I

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution, that, subject to and conditional upon the effectiveness of the ordinary resolution to amend the Trust Agreement as set out below, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(i)	the deletion of the existing Article 49.7 in its entirety and the insertion of the following language in its place:

“49.7	In the event that the Company does not consummate a Business Combination within 48 months from the consummation of the IPO, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

(ii)	the deletion of the existing clause (a) of Article 49.8 in its entirety and the insertion of the following language in its place:

(a)	to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 48 months from the consummation of the IPO; or”

RESOLVED, as a special resolution, that, subject to and conditional upon the effectiveness of the ordinary resolution to amend the Trust Agreement as set out below, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(i)	the deletion of the existing Article 49.2 in its entirety and the insertion of the following language in its place:

“49.2	Prior to the consummation of a Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)	provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.”;

(ii)	the deletion of the existing Article 49.4 in its entirety and the insertion of the following language in its place:

“49.4	At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.”;

(iii)	the deletion of the final sentence of existing Article 49.5 in its entirety; and

(iv)	the deletion of the final sentence of existing Article 49.8 in its entirety.”